

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

July 17, 2014

Christopher D. Menconi
Bingham McCutchen LLP
2020 K Street, NW
Washington, DC   20006-1806

Re:     Source ETF Trust
        File Numbers:   333-196912 and 811-22977

Dear Mr. Menconi:

We have reviewed the registration statement of  Source ETF Trust (the "Trust") filed on Form N-1A  on June 19, 2014, under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act").  The Trust has seven new series: Source EURO STOXX 50 ETF, Source STOXX Europe 600 Optimised Automobiles & Parts ETF, Source EURO STOXX Optimised Banks ETF, Source STOXX Europe 600 Optimised Banks ETF, Source STOXX Optimised Basic Resources ETF, Source STOXX Europe 600 Optimised Industrial Goods & Services ETF, and Source STOXX Europe 600 Optimised Insurance Source ETF (each the "Fund" or, collectively, the "Funds"), all exchange-traded funds.

Our comments are set forth below.  The captions we use below correspond to the captions the Trust uses in its registration statement.

**General Comments**

1.  We note that portions of the disclosure have been left blank. We expect to have further comments when you supply the omitted information in a pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-effective amendment.

2.  Please supply the undersigned with copies of your exemptive application and any no-action requests the Trust has submitted, or will submit, in connection with registration of its shares.  Please inform the undersigned whether the Trust intends to rely on an existing exemptive order for its exchange-traded fund (ETF) structure and, if so, provide the 1940 Act Release number and date of the order.  If the Trust intends to file an application for an exemptive order, the application process may result in additional disclosure beyond what is requested in this letter.

3.  Please review and revise the prospectus where necessary so as to conform to the Commission's plain English requirements of Rule 421 under Regulation C under the 1933 Act.  *See* Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, <u>A Plain English Handbook</u> (1998).

4.  All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

## PROSPECTUS

## Source EURO STOXX 50 ETF

### <u>Fees and Expenses</u>, Page 1

5.  If there are "Acquired Fund Fees and Expenses" in excess of one basis point, add a footnote that the total operating expenses in the fee table will not correlate to the ratio of expenses to average net assets given in the financial highlights information which will reflect the operating expenses of the Fund and will not include the acquired fund fees and expenses.

### <u>Principal Investment Strategies</u>, Pages 2-3

6.  Will the Fund use the Index as its principal benchmark index?  If so, please explain in your letter responding to these comments how the Index meets the definition for an "appropriate broad-based securities market index" as set forth in Instruction 5 to Item 27(b)(7) of Form N-1A.

7.  Briefly describe the EURO STOXX Total Market Index and the EURO STOXX Regional Total Market Index Supersector Index.  Please clarify the relationship between these various indexes. Do these indexes comprise only European companies and do they include all European countries?

8.  Disclose whether the Index Provider also reviews and rebalances the Index.  If not, identify who does the reviewing and rebalancing.  Disclose any affiliation between them and the Advisers and the Sub-Adviser.

### <u>Principal Risks</u>, Pages 3-4

9. The absence of any discussion in the Fund Summary of the risks of fixed income securities, including "high yield" securities or "junk bonds" or derivatives implies that neither the Fund nor the Index will be significantly invested in such instruments. Please confirm in your response letter that this is the case.

10.  Under "Industry and Sector Concentration Risk" you refer to the "Underlying Index".   Is this the same as the "Index"?  Please be consistent in the use of terms to avoid confusion.

### Additional Information About the Fund's Principal Investment Strategies, Page 7

11.  The disclosure herein should be preceded by a statement of the Fund's investment objectives and whether these objectives are fundamental or whether they may be changed without shareholder approval.

12.  In the first paragraph, the disclosure states that, from time to time, the Sub-Adviser may choose to underweight or overweight a security in the Index and purchase securities not included in the Index.  Please explain how this is consistent with a "replication strategy".

### Fund Management, Page 13

13.  In the event that there is a disagreement between the Advisers and resort to the Board of Trustees is not practicable, how is such disagreement resolved or who makes the final decision?

### Source STOXX Europe 600 Optimised Automobiles & Parts ETF

14.  Any comment made with respect to the previous Funds, should be considered applicable to similar disclosure found in this Fund's prospectus.

### Principal Investment Strategies, Page 2

15.  Please revise the next to last sentence in this section to affirmatively state that the Index, and therefore the Fund, *will* be concentrated in the automotive and parts group of industries.

16.  Disclose how many companies are presently in the Index.

17.  On page 21, you omitted "Optimised" from the name of the Fund at the top of the back cover page.

### Source EURO STOXX Optimised Banks ETF

18.  Any comment made with respect to the previous Funds, should be considered applicable to similar disclosure found in this Fund's prospectus.

**Source STOXX Europe 600 Optimised Banks ETF**

19.  Any comment made with respect to the previous Funds, should be considered applicable to similar disclosure found in this Fund's prospectus.

**Principal Investment Strategies, Page 2**

20.  The disclosure should clarify how the STOXX Europe 600 Supersector Banks Index differs from the Index.

**Source STOXX Europe 600 Optimised Basic Resources ETF**

21.  Any comment made with respect to the previous Funds, should be considered applicable to similar disclosure found in this Fund's prospectus.

**Principal Investment Strategies, Page 2**

22.  Explain what is meant by "basic resources" here and not just in the "Principal Risks" section.

**Source STOXX Europe 600 Optimised Industrial Goods & Services ETF**

23.  Any comment made with respect to the previous Funds, should be considered applicable to similar disclosure found in this Fund's prospectus.

**Principal Investment Strategies, Page 2**

24.  Please clarify the meaning of "industrial goods and services".

**Source STOXX Europe 600 Optimised Insurance Source ETF**

25.   Any comment made with respect to the previous Funds, should be considered applicable to similar disclosure found in this Fund's prospectus.


**Statement of Additional Information**

**INVESTMENTS AND RELATED RISKS, Pages 1 to 8**

26.  Some investments and investment practices described here are not mentioned in the prospectus.  To the extent that the Funds intend to engage in such investments and practices so that they might materially affect the performance of the Funds or the decision of an investor to purchase Fund shares, such investments and practices, and their accompanying risks, should be discussed in the prospectus.

**Members of the Board, page 13**

      27.   The trustees and officers of the Trust, including the requisite number of disinterested trustees, should be furnished by pre-effective amendment. In addition, if the chairman of the board is an interested person of the Fund, disclose whether the Fund has a lead independent director and what specific role the lead independent director plays in the leadership of the Fund.

<center>*   *   *</center>

      Notwithstanding our comments, please furnish a letter acknowledging that:

> The Trust and each Fund are responsible for the adequacy and accuracy of the disclosure in the filing;

> should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

> the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust and the Funds from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

> the Trust and the Funds may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation that those requesting acceleration are aware of their respective responsibilities.

      Please respond to this letter in the form of a pre-effective amendment. Please respond to all comments in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

If you have any questions prior to filing a pre-effective amendment, please direct them to the undersigned at (202) 551-6961.

Sincerely yours,

John Grzeskiewicz
Senior Counsel